[Bryan Cave LLP Letterhead]

January 19, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention:	John Archfield
Steve Lo
James Lopez
Ron Alper
John Reynolds

Re:	Dr. Tattoff, Inc. – Registration Statement on Form 10 (File No. 000-52836)

Ladies and Gentlemen:

On behalf of Dr. Tattoff, Inc. (the “Company”), we set forth below the Company’s responses to the comments of the Staff of the Securities and Exchange Commission (the “Staff”), in a letter dated January 10, 2012, from Mr. John Reynolds, Assistant Director (the “Comment Letter”), with respect to the Company’s Amendment No. 1 to Registration Statement on Form 10, File No. 000-52836, filed on December 23, 2011 (the “Amendment No. 1”).

On the date hereof, the Company is filing Amendment No. 2 to Registration Statement on Form 10 (“Amendment No. 2”) incorporating the revisions described herein.  For your convenience, each response follows the sequentially numbered comment copied from the Comment Letter.

Amendment No. 1 to Form 10-12g Filed December 23, 2011

General

1.
We note your revised disclosure and response to comment one of our letter dated December 13, 2011.  Please revise your discussion of Competition beginning on page three to address why you believe other practice management companies are not your competitors, consistent with your response.

Response:  The Company included the following disclosure in the referenced section of Amendment No. 2:

We do not view other practice management companies as our direct competitors because we do not market practice management services to health care providers or seek new practice management contracts. We have established and anticipate establishing our clinics de novo, rather than contracting with existing clinics. In some jurisdictions, such as California, where state law restricts the corporate practice of medicine, we may provide management services to clinics at which the contracting physician provides medical services or enter into different arrangements to comply with relevant state law. Any such structure, however, should be viewed as an alternative structure for conducting business as dictated by applicable state law, rather than a change in our business plan and competitive strategy.

Securities and Exchange Commission
January 19, 2012

Item 4.  Security Ownership of Certain Beneficial Owners and Management, page 28

2.	Please revise this section to include the sentence “Linda G. Williams and Helen M. Carroll are authorized signatories for the trustee” from your response.

Response:  The Company included the requested disclosure in the referenced section of Amendment No. 2.

Notes to Financial Statements, page F-8

Note 1.  Organization and Nature of Operations, page F-8

Reorganization Program and Troubled Debt Restructuring, page F-8

3.
We note in your response to comment eight of our letter dated December 13, 2011 that the Company did not treat the restructuring transactions with existing investors as capital transactions unless the investor was a related party.  Please revise your Related Party Transactions footnote on page F-21 to identify and quantify each troubled debt restructuring transaction with related party existing investors that comprise the amounts recorded as capital transactions on page F-10.  Refer to ASC 850-10-50.

Response:  The Company included the following disclosure in the referenced section of Amendment No. 2:

Reorganization

In connection with the Company’s reorganization, the Company settled certain obligations with related parties. These transactions were recorded as capital transactions pursuant to ASC 470-50-40-2 and no gain was recognized with respect to the settlement. These transactions included the conversion of deferred salary due to management and former members of management to common stock in the amount of $366,314; the conversion of amounts due William Kirby, D.O., Inc. in the amount of $278,515 to common stock; and the conversion of Q4 2007 and Q4 2008 Bridge Financing notes issued to related parties in the amount of $85,914 to common stock. The Company recognized a gain in the amount of $27,284 with respect to the Q4 2007 and Q4 2008 Bridge Financing notes. The gain was with respect to holders who were no longer insiders.

Securities and Exchange Commission
January 19, 2012

Note 7.  Related Party Transactions, page F-21

Management Agreement, page F-21

4.
We note in your response to comment 11 of our letter dated December 13, 2011 that your general and administrative expenses not only include costs of providing services under the MSA, but also include substantial additional expenses that are generally unrelated to the services provided under the MSA.  For each period presented, please separately quantify for us your MSA and non-MSA general and administrative expenses.  Also quantify for us the net profit (or loss) on your MSA operations for each period presented.

5.
We note your response to comment six of our letter dated November 1, 2011, and comment 11 of our letter dated December 13, 2011.  Please tell us if the fair market value of the services provided by the Company under the agreement is representative of the Company’s total direct costs of providing the services under the MSA as recorded in your financial statements and, if not, identify and quantify for us any significant differences between the total direct costs recorded in your financial statements and the fair market value of the services provided by the Company under the agreement.

Response:

The Company respectfully submits that it does not currently allocate its general and administrative expenses (“G&A Expenses”) between (a) the Company’s services provided under the management services agreement (the “MSA”), and (b) the Company’s remaining business.  Although the Company recognizes that it may adopt a system of segment reporting in the future in which such an allocation could be performed, the Company respectfully submits that a retroactive separation of its MSA and non-MSA G&A Expenses would be an unduly expensive and time consuming endeavor based on potentially arbitrary allocations and estimates for which the Company has not previously maintained records. In light of the Company’s extensive disclosure in its proposed Form 10 filing and accompanying financials statements regarding the Company’s current and proposed business, the Company believes that detailed allocations of G&A Expenses to the MSA and non-MSA business would be of limited value to investors and potentially misleading. For example, the largest component of the Company’s G&A Expense in calendar year 2010 (approximately $540,000 of $1,076,000) was compensation paid to executives (primarily the Company’s Chief Executive Officer and Chief Financial Officer). These officers were retained by the Company’s board of directors to not only manage the MSA business but to further develop the business outside the MSA (including expansion), raise capital, manage the public reporting process and perform various other duties. Neither officer has maintained detailed time records that would form the basis of any allocation of cost.  The Company believes that such records would be a condition precedent to include a G&A Expense allocation in a Company public filing or audited financial statements.  Similar allocation challenges exist with other G&A expenses, including professional fees, insurance, marketing and supplies.

To give the Staff a better sense of what such a G&A Expense allocation may look like, the Company respectfully submits the information set forth in item 1 below that it is not including in Amendment No. 2 or the attached financial statements.  The Company has also included the disclosure in item 2 below in Amendment No. 2.

1.
The Company believes that the fair market value of the services that it provides under the MSA is represented by the following elements: direct costs of providing the services, indirect costs of providing the services (G&A Expense) and profit. The Company believes that the indirect costs that are appropriate for a business of this nature are typically in the range of 10-15%, which is based on management’s experience. The Company also believes that a profit in the range of 15-20% of revenue is consistent with similar businesses. A sample allocation for the fair market value of Company services provided under the MSA for calendar year 2010 follows:

Revenue	$2,179,000
Direct expense	$1,054,000
Marketing expense	$362,000
Depreciation and amortization	$113,000
Indirect expense (general and administrative)	$270,000
Profit	$380,000

2.	The Company has added the following to its disclosure on management fees on pages 5 and 36 of Amendment No. 2:

To be sustainable, any adjustment reducing the fee must not result in a fee so low that the Company is not compensated for its direct expenses of providing the services and its indirect expenses (general and administrative expense) or that the Company is not reasonably compensated for the business risks that it takes. Further, to be sustainable, any adjustment increasing the fee cannot result in a fee so high that William Kirby D.O., Inc. would not be able to cover its expenses, nor can it result in Company profits being substantially higher than firms offering similar services.

In addition, in response to a previous Staff comment, the Company has restated its 2010 financial statements to classify the gain on certain debt restructuring as "Other Income" in its statement of operations.

Thank you for your consideration of our responses to your comments.  We sincerely hope that the Staff views our responses as complete and would very much appreciate the Staff contacting us as soon as practicable to inform us if any further information is required in connection with its review.

If you have any questions, or if we can be of further assistance to you in the review process, please call me at (404) 572-6820.

Very truly yours,

/s/ Terrence A. Childers

Terrence A. Childers

cc:	Mr. John Keefe, Dr. Tattoff, Inc.
Mr. Mark Edwards, Dr. Tattoff, Inc.

Mr. Rick Miller, Bryan Cave LLP
Mrs. Lindsay Cross, Bryan Cave LLP